14 June 2002

02 JUN 24 AM 11:05

St.George Bank Limited
ABN 92 055 513 070

Group Secretariat
Level 15
182 George Street
Sydney NSW 2000

Postal Address:
PO Box R221
Royal Exchange NSW 1225

Telephone: 612 9236 1469
Facsimile: 612 9236 1899
Email: bowanm@stgeorge.com.au

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Mr. Michael Coco

02042072

SUPPL

Dear Sir

St.George Bank Limited: 12g3-2(b) Information - File No.82-3809

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that St.George Bank Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") or the Australian Securities and Investments Commission (the "ASIC") since May 16, 2002, the date of the Company's application for reinstatement of the exemption from Rule 12g3-2(b) of the Exchange Act:

- St.George Establishes a New Benchmark Bond
- St.George New Benchmark Bond Priced
- New Issue Announcement/Change of Director's Interest Notice
- Address to Victorian Shareholders Presentation
- Advance Capital Notes Interest Payment
- St.George Appoints Head of Investment Services Division
- New Issue Announcement
- New St.George Euro Currency Benchmark Oversubscribed

PROCESSED
JUN 26 2002
THOMSON FINANCIAL

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at 612 9236 1205.

Yours sincerely

Michael Bowan
General Counsel and Secretary

dlw 6/24

06/97(B)

61100

news

release

ST.GEORGE ESTABLISHES A NEW BENCHMARK BOND

20 May 2002
RE060502

St.George Bank Limited announces today the launch of a $400 million Fixed Rate Transferable Deposits ("FRTDs") issue. The FRTDs will mature on 15 July 2005, creating a new benchmark issue by extending the St.George yield curve beyond three years. Pricing is expected to occur on Tuesday 21 May.

The issue will feature St.George Bank as Lead Manager with Macquarie Bank and SG Australia as Co-Managers. The issue of FRTDs consolidates St.George's strategy of maintaining a yield curve of large, liquid benchmark issues. Secondary market liquidity should be supported by the provision of a Stock Lending Facility of $100 million.

Media Contact: Jeff Sheehan, Chief Manager, Capital Markets
Tel: 02 9320 5510

news release

st.george

ST.GEORGE NEW BENCHMARK BOND PRICED

21 May 2002
RE080502

St.George Bank Limited announces the pricing today of its $400 million Fixed Rate Transferable Deposits ("FRTDs") issue. The issue was priced at a margin of 46 basis points over the July 2005 Commonwealth Government bond, offering a yield of 6.375% to investors. This is equivalent to 23 basis points over swap. The coupon is 6.25%.

The FRTDs will mature on 15 July 2005 and will be settled on 24 May 2002. The issue was Lead Managed by St.George, with Macquarie Bank and SG Australia as Co-Managers.

The issue creates a new benchmark and consolidates St.George's strategy of establishing a yield curve of large, liquid benchmark issues. A $100 million Stock Lending Facility is also provided by St.George to assist in secondary market liquidity.

St.George is rated A by Standard & Poor's, A2 by Moody's Investors Services and A+ by Fitch Ratings.

Media Contact: Jeff Sheehan, Chief Manager, Capital Markets
Tel: 02 9320 5510

st.george

02 JUN 24 AM 11:05

To: Companies Announcements
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Announcement Number:	454
Pages (Includes this page):	11
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**New Issue Announcement and Change of Director's Interest Notice**
Date Sent:	21 May 2002
Bar Code:	

Please find attached:

- Appendix 3B; and
- Appendix 3Y.

Yours sincerely,

Michael Bowan
General Counsel and Secretary

asxcap454.doc

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

ST.GEORGE BANK LIMITED

ABN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	58,000 ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, with existing fully paid ordinary shares.
5	Issue price or consideration	1. 30,000 - $10.73 2. 28,000 - nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	1. Share issued under the St.George Bank Executive Option Plan. 2. Shares issued under the St.George Bank Executive Performance Share Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	21 May 2002

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
493,469,547	Ordinary shares
3,000,000	PRYMES
174,965	8.5% unsecured capital notes
217,134	8.25% unsecured capital notes

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	10,547	Redeemable preference borrower share
		359,095	Redeemable preference depositor share

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	To be treated in the same manner as other quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents *Note: Security holders must be told how their entitlements are to be dealt with.* Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

h

Entities that have ticked box 34(b)

38	Number of securities for which +*quotation is sought*	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

L

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

V

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: ....21/05/02............
Secretary

Print name: Michael Bowan

== == == == ==

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity ST.GEORGE BANK LIMITED ("St.George")	
ABN 92 055 513 070	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mrs Gail Patricia Kelly
Date of last notice	31 January 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	25,000 shares (fully paid ordinary)
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Exercise of options issued under the Executive Performance Share Plan ("Awards"). Exercise price Nil.
Date of change	21 May 2002
No. of securities held prior to change	Nil
Class	Ordinary Fully Paid
Number acquired	25,000
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$19.60 (estimated valuation being price at close of market on 20 May 2002).
No. of securities held after change	25,000 shares (ordinary fully paid) 1,000,000 options under the Executive Option Plan over the same number of unissued ordinary St.George shares, exercisable in three tranches yearly from 12 June 2004. Exercise price - $16.91 (plus premium representing the time value of money). Subject to performance hurdles.

+ See chapter 19 for defined terms.

L

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of options.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	No change.
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

02 JUN 24 11:05

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Announcement Number:	455
Pages(Includes this page):	37
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**Address to Victorian Shareholders Presentation**
Date Sent:	27 May 2002
Bar Code:	

I attach the address by the Bank's Chairman, Mr Frank Conroy and the slide presentation given by the Managing Director & CEO, Mrs Gail Kelly, to the Victorian Shareholders Presentation in Melbourne today.

Michael Bowan
General Counsel and Secretary

ASXCAP

Chairman's Address to Melbourne Shareholders 27 May 2002

On the 7th of May, the Bank reported to the market an operating net profit after tax, but before significant items of $244 million for the half year to 31st March, which was an increase of 41 percent from the previous corresponding period. When certain significant items are accounted for, the net profit available to ordinary shareholders was $157 million compared with $173 million a year before.

Significant items were one off or non-recurring and amounted to $87 million. I shall return to the matter of significant items in a few moments.

The improved rate of profitability resulted from a sustained level of performance from the Bank's redesign programme undertaken throughout last financial year. The programme concentrated on increasing revenues by modifying various products and services to provide customers with enhanced value and the Bank with higher income. The run rate of operating costs, too, were reduced across the organisation by restructuring the way work was performed without affecting the level of customer service.

Your Directors were pleased to be able to increase the interim dividend payable to 38 cents per ordinary share. This compares with 31 cents a year ago and is the fourth consecutive increase in dividends. Shareholders are now being rewarded for the successful completion of the acquisition of Advance Bank and a significant increase in operating performance.

The interim dividend will be paid on the 2nd of July and will be fully franked at 30 percent. We have already announced that the Dividend Reinvestment Plan will operate for the interim dividend at a discount of 2.5%. While a minimum of 100 ordinary shares applies, there will be no cap on share participation.

Return on average ordinary equity, before significant items and goodwill is now 19.3 percent, compared with 15.8 percent in March 2001.

By all measures, the underlying performance of the Bank is highly satisfactory. The performance reflects the past hard work by our people and substantiates the strategy we commenced several years ago to increase the size and scale of the Bank's operations and position the Bank as a truly competitive force to the four major banks in Australia.

The challenge for the future is to maintain the momentum of the rate of profitability, increase business volumes and further improve value for our shareholders.

Now that we have reached a higher platform of performance, our aspirations are to expand the Bank's business by utilising the skills and strength developed over the past. Excellence in service and a single focus on our customers remain a priority to us.

The Chief Executive, Mrs Gail Kelly, will outline our strategy and the way ahead shortly.

I mentioned earlier that the half yearly accounts included an amount of $87 million in significant items. This amount was in two parts. The first was a write down of $15 million after tax of our portfolio of certain investments in the internet and e-commerce or technology area. Over the last several years, we have made a number of these investments with the aim of complementing our financial services activities.

While the Bank continues to pursue a range of these business opportunities, they are at differing stages of development and have varying risk profiles. In addition, the market for technology businesses has turned down significantly over recent times affecting overall valuations.

In the light of these circumstances, the Directors formed the view that the Bank should value these investments conservatively and write them down to $4 million for the portfolio as a whole.

Similarly, the Directors decided to write down by $72 million the value of goodwill in its fully owned subsidiary, WealthPoint Limited. WealthPoint is a portfolio of businesses providing a range of software platforms and research resources to financial planners.

As part of our ongoing restructure of WealthPoint, businesses which we did not consider to be core to our operations were divested during the past half year for nominal or nil consideration. These businesses included Falkiners Stockbroking, Bourse Education and Hotcopper.

The Directors believe that the amount of unamortised goodwill remaining in WealthPoint at $63 million is now at an appropriate level.

Capital management activities for the Bank during the first half have been confined to the completion of a $1.8 billion securitisation of residential loan receivables, a subordinated debt issue of $200 million and the continuation of the Dividend Reinvestment Plan. The Directors will continue to review other initiatives to maintain the level of capital necessary to support the Bank's ongoing operations.

Earlier this month, the debt rating agency, Moody's Investors Service, announced an upgrade of the Bank's credit ratings. This is important for St.George as a higher rating generally lowers the cost and improves the availability of funding in the domestic and international markets.

Growth in the Australian economy is slowly gathering momentum and the Reserve Bank has moved to increase interest rates by 0.25 percent in an attempt to counter inflationary trends. We expect further increases over coming months of similar proportions. As retail sales and private sector credit are strong, the consumer remains the principal driver behind economic growth. Manufacturing has been performing well, but may be tempered if oil prices maintain current levels. The rural sector has had its best year in two decades.

Housing sector growth has weakened somewhat over the past two months and may ease further as the government grants wind back. There is some prospect that the effect of any slowdown in the housing sector on domestic demand over the next six months will be counterbalanced by an uplift in business investment.

Overall, business conditions remain favourable for the Bank and should provide the opportunity to grow business volumes in the second half.

The Bank's first half performance benefited from the contribution of the redesign programme. The Directors believe that while the current level of profitability is expected to be maintained in the second half, a steepening of the short term yield curve caused by expectations of further interest rate increases may place pressure on the Bank's interest

margin. If the current level of performance is sustained, the Directors expect that the final dividend will exceed the payment for the interim dividend.

In just over a month from now, on the 1st of July, St.George will celebrate its tenth anniversary as a bank. As an organisation, including the period as a building society, we are sixty five years old. In the years since the incorporation as a bank, we have grown our assets from $9 billion to over $52 billion or about $60 billion if the balance of securitisation of receivables is included. Profitability has increased by a factor of ten over the same period.

It was the intention of the original shareholders to give the Bank ten years to prove itself as a viable and strong competitor in the financial services industry.

On the 1st of July, today's shareholders can, if they so desire, amend the Bank's constitution by special resolution to delete the clause which precludes a greater that 10 percent share holding by any individual shareholder.

Should that occur, the Bank will assume a similar status to other companies with open share registers. I have commented before, that the Directors of St.George have always considered that the best course of action was to remain focused on continuing to improve performance and thereby increase value for our shareholders. That will continue to be our focus.

st.george

2002 Victorian Shareholders Meeting



Gail Kelly
Managing Director

During this half we have delivered

- Excellent operational result
- Profitable increase in lending and deposit volumes
- Solid managed funds growth
- Improved growth and stable margins in net interest income
- Strong growth in non-interest income
- Superior credit quality

Strong Profit Result

	Mar 2002	Mar 2001	% Change
Profit After Tax^	$244m	$173m	41
Earnings per Share*	122.5¢	96.4¢	27
Return on Equity*	19.3%	15.8%	
Expense to Income*	52.7%	55.6%	
Dividend	38 cents	31 cents	23

^Profit before significant items
*Calculated before significant items and goodwill amortisation

Sustained Financial Performance



$m
NPAT*
280
240
200
160
120
244
Mar-00
Sep-00
Mar-01
Sep-01
Mar-02
%
Expense/Income Ratio^
64
60
56
52
48
44
52.7
Mar-00
Sep-00
Mar-01
Sep-01
Mar-02
%
ROE^
20
15
10
19.3
Mar-00
Sep-00
Mar-01
Sep-01
Mar-02
cents
EPS^
120
110
100
90
80
70
122.5
Mar-00
Sep-00
Mar-01
Sep-01
Mar-02

* Before significant items
^Before goodwill amortisation and significant items

Driving Shareholder Value


$
260
220
180
140
100
60
217
152
130
Mar-99
Jul-99
Nov-99
Mar-00
Jul-00
Nov-00
Mar-01
Jul-01
Nov-01
Mar-02
Apr-02
ASX AO Acc
SGB Total Return
ASX Banks Acc

Total shareholder return includes capital appreciation and dividends. Assumes base of $100 in March 99.

Source: Bloomberg Financial Services and ASX.

Building Volumes and Maintaining Margins



Total Residential Loans*
$bn
11.5%
35
30
25
Mar-00
Sep-00
Mar-01
Sep-01
Mar-02



Interest Margin^
%
2.77
2.9
2.8
2.7
2.6
2.5
2.4
Mar-00
Sep-00
Mar-01
Sep-01
Mar-02

*Includes securitised loans

^ Group interest margin

Growing Total Managed Funds


SEALCORP- Funds Under Administration
$bn
13.5
12.5
11.5
10.5
9.5
8.5
7.5
6.5
26%
Mar-00
May-00
Jul-00
Sep-00
Nov-00
Jan-01
Mar-01
May-01
Jul-01
Sep-01
Nov-01
Jan-02
Mar-02


Advance- Funds Under Management
$bn
3.0
2.8
2.6
2.4
2.2
2.0
1.8
27%
Mar-00
May-00
Jul-00
Sep-00
Nov-00
Jan-01
Mar-01
May-01
Jul-01
Sep-01
Nov-01
Jan-02
Mar-02

Credit Quality Remains A Differentiator



Bad & Doubtful Debts/ Receivables
%
0.3
0.2
0.1
0.0
Mar-00
Sep-00
Mar-01
Sep-01
Mar-02
Gross Impaired Assets/ Receivables
%
1.0
0.8
0.6
0.4
0.2
0.0
Mar-00
Sep-00
Mar-01
Sep-01
Mar-02
Average of the 4 Majors
St.George

Bottom Line Impacted By Significant Items

WealthPoint Goodwill	-$72m
Investments	-$22m
Tax Benefits on Writedowns	+$7m
Total	**-$87m**

Second Half Prospects

- Excellent 1st half result in demanding environment
- Profitability expected to be maintained at current levels in the 2nd half
- Cash/90 day steepening to impact second half
- Housing sector growth potentially easing
- Final dividend expected to exceed interim if current profitability is maintained

Strategic Agenda





Excellent Strategic Foundation

- Best Bank : robust platform for future initiatives
- Outstanding credit quality
- Service and reputation : a differentiator
- Committed and engaged staff
- Strong capabilities
- Considerable opportunities for growth

Strategic Foundation is Under-Leveraged

Av. Number of financial products held (includes insurance & investments)

Base: Respondents aged 14+ who nominate the institution as their Main Financial Institution

Products per MFI customer*



2.7
2.3
1.9
1.5
2.0
2.5
2.4
2.2
2.5
St.George
Westpac
ANZ
CBA
NAB

Source: Roy Morgan Single Source-Finance Monitor 3 months to February 2002

* Products held with any part of the group

LEGEND
St.G Group = StG/BSA MFI customers
WBC Group = Westpac/BOM/Challenge MFI customers
ANZ Group = ANZ/T&C MFI customers
CBA Group = CBA/Trust Bank MFI customers
NAB Group = NAB/BNZ MFI customers

Strategic Timeline- Major Acquisitions & Internal Programs Absorb Focus



$
21
19
17
15
13
11
9
7
5
1994
1996
1998
2000
2002
Other Strategic Investments
SEALCORP
Best Bank
Y2K & GST
SGB Share Price
Integrations: Barclays & Advance/St.George

St.George Strategic Framework

Best Bank:
Establish the foundation

Even Better Bank:
Drive toward full potential

St.George Strategic Framework

SIX KEY BUSINESS GOALS:

1. Deepen and strengthen relationships with customers in our chosen markets
2. Leverage specialist capabilities for growth
3. Creatively differentiate on service
4. Accelerate and empower relationship selling
5. Optimise cost structure
6. Build team and performance culture

out "local" the nationals
& out "national" the locals

1. Deepen and Strengthen Relationships with Customers in our Chosen Markets

- Develop customer value propositions for chosen segments
- Leverage strong data warehouse capabilities
- Align skills, incentives and service levels
- Prioritise and implement
- Look for quick wins

2. Leverage Specialist Capabilities for Growth

Examples include:

- Residential lending and portfolio loans
- Payment services
- Property finance
- SEALCORP
- IFA relationship capabilities
- "dragondirect"

2. Leverage Specialist Capabilities for Growth

Opportunities for:

- Attracting new customers
- Alliances and partnerships
- Greater than system growth in non-core geographies
- Cost effective growth

Example- Firing Up dragondirect

dragondirect from St.George

- Rapid growth in 20 months
- Two products $2.7b: "directsaver" and "directfunds"
- Almost 70,000 customers
- Opportunity for low cost national expansion
- New products for launch this year:
  - Credit card
  - Transaction account
  - Insurance
  - Share broking



$bn
3.0
2.5
2.0
1.5
1.0
0.5
0.0
Sep-00
Nov-00
Jan-01
Mar-01
May-01
Jul-01
Sep-01
Nov-01
Jan-02
Mar-02

Example- SEALCORP

- ASGARD number 2 in Master Trusts
- FUA has increased: $5b to $12.8b in 3 years
- Successful multi-channel distribution
- Reputation of service delivery
- Increased leverage St.George ⇔ SEALCORP
- Wrap product launching in May 2002

3. Creatively Differentiate on Service

- St.George is the "friendly" alternative sought after by customers
- Align service propositions to desired customer segment outcomes
- Incentives across Group linked to customer satisfaction measures

3. Creatively Differentiate on Service



Customer Satisfaction Ratings
St.George relative to the average of the 4 majors
Base: Respondents with transaction accounts at institution (aged 14+)
%
75
70
65
60
55
50
Jul-00
Sep-00
Nov-00
Jan-01
Mar-01
May-01
Jul-01
Sep-01
Nov-01
Jan-02
Mar-02
Trend is based on three month rolling average
St.George
Average of the 'Big 4'

Source: Roy Morgan Research, Mar 2002

3. Creatively Differentiate on Service

Customer Satisfaction Ratings

Base: Respondents with transaction accounts at institution (aged 14+)



St.George relative to the range of the 4 majors
%
75
70
65
60
55
50
45
Jun-00
Aug-00
Oct-00
Dec-00
Feb-01
Apr-01
Jun-01
Aug-01
Oct-01
Dec-01
Feb-02
Range of the 4 majors
St.George

Source: Roy Morgan, Feb 2002
Trend is based on three month rolling average

4. Accelerate & Empower Relationship Selling

- Sales culture focused on:
  - Customer relationships
  - Assisting customers achieve their goals
- Sales system aligned to segment outcomes
- Focus on sales of wealth management products into St.George customer base

Relationship Selling Culture: (KARM)
Key Account Relationship Management


Satisfaction
67%
82%
Overall Corporate & Business Bank
Key Accounts
Propensity to Buy*
81%
88%
Overall Corporate & Business Bank
Key Accounts
Cross-Sell Ratio
2.1
4.9
Overall Corporate & Business Bank
Key Accounts

Data: February 2002

* Customers with St.George as first preference for next product

5. Optimise Cost Structure

- Continuous improvement – a way of life
- Head office, support and administration review
- Process redesign including back office processing and product manufacture
- Tightly manage investments for the future
- Analyse breakthrough alternatives eg. Outsourcing, business model redesign

6. Build Team and Performance Culture

- Strong foundation in place
- Steady improvement in staff satisfaction
- Alignment of reward and recognition systems to support business goals
- Focus on management and leadership development
- Coaching
- Teamwork

And So...

Best Bank:
Establish the foundation

Even Better Bank:
Drive toward full potential

"Even Better Bank"

- A focused program with two core streams:
  - "Customer Led Growth"
  - "Business Productivity"
- Dedicated high quality team
- Leveraging off "Best Bank" learnings
- Energy and urgency the key
- Specific targets being established
- Market update in September

Summing Up...

- Quality 1H earnings
- Strong platform in place
- Brand differentiation sets us apart
- Strongly positioned for future growth
- Program in place – "Even Better Bank"
- Track record to succeed

st.george

02 JUN 24 AM 11:05

st.george

To: Companies Announcements
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Announcement Number:	456
Pages (Includes this page):	1
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**Advance Capital Note Interest Payment**
Date Sent:	29 May 2002

St.George Bank Limited advises the record date for the Advance Capital Note interest payable on 30 June 2002 is 14 June 2002.

Yours sincerely

Michael Bowan
General Counsel and Secretary

ASXCAP

news release

6 June 2002
RE030602

St.George Appoints Head of Investment Services Division

St.George Bank today announced the appointment of Mr Paul Fegan to become Group Executive of its Investment Services Division.

Mr Fegan is currently Chief Operating Officer of Yorkshire Bank, and a Director of both Yorkshire Bank and Clydesdale Bank in the UK, which are owned by the National Australia Bank.

The St.George Investment Services Division is responsible for funds management, financial planning and private banking and includes Sealcorp and Advance Asset Management. The Division is a strong growth sector for the Bank with over $17 billion in managed funds, which grew by over 25% in the last 12 months.

"The head of the Investment Services Division is a key position for the Bank and I am delighted to have somebody of Paul's calibre joining us," Mrs Gail Kelly, Managing Director, St.George Bank, said.

"He brings to St.George a wealth of investment and banking experience gained both in Australia and overseas. He will play a key role in ensuring St.George fully leverages its customer base by providing a greater range of wealth management products to our banking customers."

This is one of St.George's strategic priorities for growth. The average number of banking and financial products held by St.George customers is 2 compared to an average of 2.4 for the four major banks.

"St.George is currently in a very strong growth cycle and I am excited about playing a key role in continuing this growth," Mr Fegan commented from the UK.

Mr Fegan, an Australian, has been in the UK for three years and responsible for Personal Financial Services in the UK and Ireland across the NAB's four banks at various times, most recently Clydesdale and Yorkshire. This has also included the Independent Financial Advisors and the Portfolio Management Unit.

He has been heavily involved in the investment to transfer the MLC capability /offering to the UK and recently led a major strategic review of the UK and Irish businesses with McKinsey and Co.

Prior to moving to the UK, he was General Manager Strategic Planning and Projects Asia Pacific, based in Melbourne.

Mr Fegan's background with NAB covers a period of some twenty years across a wide range of businesses, corporate areas and change management initiatives in Australia, New York, Hong Kong and the UK & Ireland. He completed his Master of Business Administration at the University of Melbourne in 1996. He will relocate to Australia and commence his role in July 2002.

After two months acting in the role, Mr Ian Knox will resume his role as CEO of Sealcorp.

Media – Jeremy Griffith, Corporate Affairs – 02 9952 1249 or 0411 259 432

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Announcement Number:	458
Pages (Includes this page):	9
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**New Issue Announcement**
Date Sent:	6 June 2002
Bar Code:	

Please find Appendix 3B attached.

Yours sincerely

Michael Bowan
General Counsel and Secretary

asxcap458.doc

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

ST.GEORGE BANK LIMITED

ABN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	343,333 ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, with existing fully paid ordinary shares.
5	Issue price or consideration	1. 200,000 - $10.95 2. 133,333 - $11.14 3. 5,000 - Nil 4. 5,000 - Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	1.& 2. Share issued under the St.George Bank Executive Option Plan. 3. & 4. Shares issued under the St.George Bank Executive Performance Share Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1. – 3. 6 June 2002 4. 5 June 2002

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
493,812,880	Ordinary shares
3,000,000	PRYMES
174,965	8.5% unsecured capital notes
217,134	8.25% unsecured capital notes

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	10,547 359,095	Redeemable preference borrower share Redeemable preference depositor share

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	To be treated in the same manner as other quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: [signature] Date: ....06/06/02............

Secretary

Print name: Michael Bowan

== == == == ==

+ See chapter 19 for defined terms.

news release

st.george

11 June, 2002
RE050602

NEW ST.GEORGE EURO CURRENCY BENCHMARK OVERSUBSCRIBED

St.George Bank Limited announces the pricing in London yesterday of its new Euro500 million 5 year floating rate notes (FRNs) issue. With a coupon of Euribor plus 20 basis points, the all-in pricing was set at 99.769%, representing an all-in margin of Euribor plus 25 basis points.

The issue will establish a new benchmark for St.George in the important euro currency market. The FRNs will be settled on 25 June and will mature on 25 June, 2007. Barclays Capital and UBS Warburg were Joint Lead Managers.

Following a series of investor presentations by St.George executives, the issue was met with very strong demand from a broad spread of investors across Asia, the United Kingdom and Europe. Orders placed for the FRNs resulted in them being 100% oversubscribed. They were allocated between 52 individual investors.

The issue successfully furthers St.George's long-standing strategy to diversify its global funding markets and broaden its investor base.

St.George is rated A by Standard & Poor's, A2 by Moody's Investors Service and A+ by Fitch Ratings.

Media contact: Jeff Sheehan, Chief Manager, Capital Markets
Tel. 0412 151194 (mobile)
or
Greg Kenny, General Manager, Group Treasury & Capital Markets
Tel. (02) 9320 5507